UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 001-39714

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☑Form 10-Q	☐Form 10-D	☐Form N-CEN
☐Form N-CSR

For Period Ended:	March 31, 2021

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

TIGA ACQUISITION CORP.

Full Name of Registrant

Not Applicable

Former Name if Applicable

250 North Bridge Road #24-00 Raffles City Tower

Address of Principal Executive Office (Street and Number)

Singapore 179101

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

On April 12, 2021, the Securities and Exchange Commission (the “SEC”) released a public statement (the “Public Statement”) informing market participants that warrants issued by special purpose acquisition companies may require classification as a liability of the entity measured at fair value, with changes in fair value each period reported in earnings. Tiga Acquisition Corp. (the “Company”) has previously classified its private placement warrants and public warrants (collectively, the “warrants”) issued in connection with its initial public offering in November 2020 as components of equity. The Company also expected to classify the warrants to be issued under the forward purchase agreement entered into with the sponsor in connection with its initial public offering as components of equity.

Following review of the Public Statement, the Company’s management is evaluating the treatment of the warrants and the forward purchase agreement under Accounting Standards Codification Subtopic 815-40, Contracts in Entity’s Own Equity, together with its outside professionals and the potential impact on  the Company’s previously issued financial statements as of December 31, 2020 and for the period from July 27, 2020 (inception) through December 31, 2020 included in its Annual Report on Form 10-K for the year ended December 31, 2020.

The Company is working diligently to complete the Quarterly Report as soon as practicable; however, as a result of the considerable time and dedication of resources of the Company’s management and its outside professionals required to complete the assessment of the Public Statement, the Company is unable to file the Quarterly Report by the prescribed due date for the Quarterly Report without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Diana Luo	+65	6338 2132
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate,” “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to, the Company’s statements regarding its anticipated results of operations for the quarterly period ended March 31, 2021. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including without limitation the completion of the Company’s quarterly review procedures, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

TIGA ACQUISITION CORP.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2021	By	/s/ Diana Luo
Name: Diana Luo
Title: Chief Financial Officer